

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 16, 2017

Via E-mail
Mr. Oscar Gonzalez Rocha
Chief Executive Officer
Southern Copper Corporation
1440 E Missouri Ave, Suite 160
Phoenix, AZ 85014

> **Re:** **Southern Copper Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-14066**

Dear Mr. Gonzalez Rocha:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining